UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BIOLARGO, INC.
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Full Name of Registrant

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Former Name if Applicable

16333 PHOEBE AVE
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Address of Principal Executive
Office (Street and Number)

LA MIRADA, CA 90638
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant recently completed a multifaceted licensing transaction with multiple parties that required significant time on the part of management in the effort of negotiation and documentation. These transactions are significant to the Registrant, and the Registrant believes their disclosure was material to its annual report on Form 10-K. The efforts to complete the transactions and prepare the required disclosure impacted the Registrant’s ability to timely file its Form 10-K.

In addition, during the normal course of the audit of its financial statements for the year ended December 31, 2009, significant accounting issues arose concerning the valuation of the Registrant’s intellectual property recorded on the balance sheet. After considerable analysis and managerial discussion, it was determined that the intellectual property asset was impaired. This analysis increased the time required to finalize its financial statements and footnotes, and thus delayed the completion of the Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

John R. Browning, Esq.	949	244-5053
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                   [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenues from operations during the year ended December 31, 2009, will be approximately $138,133, compared with $0 in revenues from operations during the year ended December 31, 2008. The Registrant anticipates that its cost of goods sold during the year ended December 31, 2009 will be approximately $114,551, compared with $0 in cost of goods sold during the year ended December 31, 2008. The Registrant anticipates that its Selling, General and Administrative expenses will be $3,960,570 for the year ended December 31, 2009, compared to $4,829,061 for the year ended December 31, 2008, a decrease of $868,491.

The increase in revenues and costs of goods in the Registrant’s Statement of Operations is attributable to the May 2009 launch of commercial products based on the Registrant's BioLargo technology, under the “Odor-No-More” brand. The decrease in Selling, General and Administrative expenses is primarily related to a reduction in non-cash stock option compensation expenses and a reduction in legal fees.

The Registrant anticipates that interest expense will increase to approximately $1,626,230 for the year ended December 31, 2009, compared to $1,141,153 for the year ended December 31, 2008. The increase in interest expense in the Registrant’s Statement of Operations is primarily attributable to additional amortization charges due to the extension and revaluation of the warrants issued in by the Registrant in a private securities offering which it commenced in 2006.

The Registrant further anticipates that it will record an impairment expense of $8,781,133 for the year ended December 31, 2009. The anticipated impairment is related to the Registrant’s intangible assets which included certain licensing rights and agreements acquired from IOWC Technologies, Inc., in April 2007. Management performed its assessment of the fair value of the intangible assets for the year ended December 31, 2009, and analyzed the projected cash flow from the assets discounted at appropriate rates, the length of time to full development of the cash flow potential and the current recessionary state of the world-wide economy.

The Registrant anticipates that its net loss for the year ended December 31, 2009 will be approximately $15,612,532, compared to a net loss for the year ended December 31, 2008 of $7,142,750. The increase in net loss for the year ended December 31, 2009 is primarily attributable to the impairment of the Registrant’s intangible assets, and also increases in research and development and interest expense offset by decreases in selling, general and administrative expenses.

The Registrant’s total cash and cash equivalents was $135,350 at December 31, 2009, and it generated revenues of $138,133 in the year ended December 31, 2009, which amount was not sufficient to fund its operations. It incurred negative cash flow from operating activities of $1,369,394 for the year ended December 31, 2009, and had had negative working capital of $3,300,820 for the year ended December 31, 2009. The Registrant does not have enough cash or source of capital to pay its accounts payable and expenses as they arise, and has relied on the issuance of stock options and common stock, as well as extended payment terms with its vendors, to continue to operate.

BIOLARGO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Dennis P. Calvert
Name: Dennis P. Calvert
Title: President and C.E.O.